SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No.            )1

BIOTECHNOLOGY VALUE FUND, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BVF INVESTMENTS L.L.C.
By:	BVF Partners L.P., its manager
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BVF PARTNERS L.P.
By:	BVF Inc., its general partner
	By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BVF INC.
By:	/s/ MARK N. LAMPERT Mark N. Lampert President